Exhibit (a)(1)(g)

TO:                                                                         All Polycom Employees

FROM:                                                       Robert Hagerty

SUBJECT:                                    IMPORTANT NEWS—OFFER TO EXCHANGE OPTIONS

DATE:                                                           May 28, 2003

I am pleased to announce that our shareholders have approved a stock option exchange offer for eligible Polycom employees.  Stock options are an important part of Polycom’s compensation philosophy, providing an incentive for all of you, our employees, to strive for and share in Polycom’s success. Unfortunately, many of our outstanding options have exercise prices that are significantly higher than the current market price of our shares.  These are referred to as “underwater” or “out-of-the-money options”. In our continuing effort to reward you, our valued employees, for your important contributions to our success, we are announcing an opportunity for you to exchange certain underwater stock options for new options to be granted in the future.

This email is an introduction to the offer, but does not detail all the terms and conditions that apply.  Please take the time to carefully read the offer documents that will be sent to you today in an email from Stock Administration. It is very important that you read all of the offer documents. If the offer documents do not contain all the information you need, please plan on attending one of the employee meetings, which will be scheduled shortly, or call Helen Idnani, Manager, Equity Programs at (925) 924-5624.

Here are some of the key highlights in the offer:

Eligibility:

•                  Only employees working in United States, Australia, Canada, France, Germany, Hong Kong, Israel, Japan, Mexico, the Netherlands, the Philippines, Singapore, Thailand or the United Kingdom are eligible.

•                  Only grants with an exercise price of $13.48 per share or more may be exchanged.

•                  You must be employed by Polycom or one of its subsidiaries on the cancellation date of June 26, 2003, and on the new grant date, expected to be December 29, 2003, to receive a new option grant.

•                  Executive Officers and Board of Directors members are not eligible.

Details:

•                  Each option exchanged will be cancelled on June 26, 2003, unless we extend the offering period.

•                  New options will be issued no sooner than six months and one day from the cancellation date. You will receive a “promise to grant” from the company, shortly after the cancellation.

•                  Vesting will stop during the six-month exchange period.

•                  Vesting will resume at the time of the new grant at the same rate as your previous option. (Vesting for our employees in France will be different. Please refer to the exchange offer documents for details.)

•                  You cannot exercise (purchase) your new option until six months after the new grant date. This means that the first time you can exercise your new option will be in approximately 13 months from today.

•                  New options will be granted at a .80 exchange ratio, meaning you will receive 80% of the number of shares cancelled. If you elect to exchange your options, you will be giving up 20% of the option shares.

•                  The new options will be priced at the fair market value (i.e. closing stock price) on the new grant date, in the future. We cannot predict what the price of that grant will be in relation to your current option exercise price(s).

•                  You can choose to exchange one, some, or all of your eligible grants. You may not split up a grant. You can exchange all the remaining shares in any of your grants, or none.

•                  If you wish to exchange any option grant, you must also exchange any grant made to you since November 28, 2002.

•                  Your new option will expire on your exchanged option’s original expiration date (meaning the date you can no longer purchase your option), unless that date is more than 5.5 years from the new grant date. In those cases the expiration date will be 5.5 years after the new grant date.

Participation is completely voluntary.  We cannot predict the future price of our stock and can make no recommendation whether this is a good opportunity for you as an individual or not. It is up to you.  If you choose not to participate, you will retain your current options under their current terms and conditions.  We strongly recommend that you speak with your personal financial advisor to weigh the benefits and risks involved in participating in this offer.

To participate in the offer, you must complete the election form included in the exchange offer documents you will be sent later today from Stock Administration, and return it to Helen Idnani, Manager, Equity Programs, before the offer expires. You will receive a confirmation of receipt email within two business days from Stock Administration. If your election form has not been received before the offer expires, you will keep your current options.

This offer expires at 5:00 p.m. Pacific Time on June 25, 2003. You must return an election form by then in order to participate.  There are no exceptions to this deadline.